TOP KINGWIN LTD

Room 1304, Building No. 25, Tian'an Headquarters Center
No. 555 North Panyu Avenue, Donghuan Street, Panyu District
Guangdong Province, PRC, Postal Code: 511400

August [19], 2024

Re: Director Letter Agreement

Dear Mr. Dongliang Mao,

TOP KINGWIN LTD, a Cayman Islands corporation (the "**Company**"), is pleased to offer you a position to serve on its Board of Directors (the "**Board**"). We believe your background and experience will be a significant asset to the Company and we look forward to your participation on the Board. Should you choose to accept the position as a member of the Board, this letter agreement (the "**Agreement**") shall constitute an agreement between you and the Company and contains all the terms and conditions relating to the services you agree to provide to the Company.

1. **Term.** This Agreement is effective as of the date of mutual execution of this Agreement (the "**Effective Date**"). Your term as director of the Board shall continue subject to the Company's Memorandum of Association and Articles of Association (each as amended and/or restated from time to time) and the provisions in Section 9 below, until your successor is duly appointed and qualified. You shall stand for re-appointment to the Board each year that the class of directors in which you serve is up for election at the annual shareholder's meeting and upon re-appointment, the terms and provisions of this Agreement shall remain in full force and effect. Notwithstanding the foregoing, this Agreement may be terminated at any time in accordance with Section 9 hereto.

2. **Services.** You shall render services as a member of the Board (hereinafter, your "**Duties**"). The Duties shall include those customary for a board member of a public company whose securities are publicly traded in the United States. During the term of this Agreement, you shall adhere to all applicable fiduciary duties and other laws, rules and regulations, and shall attend and participate in such number of meetings of the Board as regularly or specially called. You may attend and participate at each such meeting, via teleconference, video conference or in person. You shall consult with the other members of the Board (and the Company's officers, as needed) regularly and as necessary via telephone, electronic mail or other forms of correspondence.

3. **Services for Others.** You shall be free to represent or perform services for other persons during the term of this Agreement. However, you represent that you do not presently perform and do not intend to perform, during the term of this Agreement, similar duties, consulting or other services for companies whose businesses are or would be, in any way, competitive with the Company (except for companies previously disclosed by you to the Company in writing prior to the Effective Date). Should you propose to perform similar duties, consulting or other services for any such company, you agree to notify the Company in writing in advance (specifying the name of the organization for whom you propose to perform such services) and to provide information to the Company sufficient to allow it to determine if the

performance of such services would conflict with areas of interest to the Company. You shall not perform similar duties, consulting or other services for any such company without the consent of the Company.

4. Compensation. Commencing on the Effective Date, you shall receive cash compensation of $1,000 for each month of service under this Agreement on a pro-rated basis, payable in arrears on a monthly basis, with the initial payment due [October], 2024.

5. D&O Insurance Policy. During the term under this Agreement, the Company shall include you as an insured under its officers and directors insurance policy, if any.

6. No Assignment. Because of the personal nature of the services to be rendered by you, this Agreement may not be assigned by you without the prior written consent of the Company.

7. Confidential Information; Non-Disclosure. In consideration of your access to certain Confidential Information (as defined below) of the Company, in connection with your business relationship with the Company, you hereby represent and agree as follows:

a. Definition. For purposes of this Agreement the term "Confidential Information" means: (i) any information which the Company possesses that has been created, discovered or developed by or for the Company, and which has or could have commercial value or utility in the business in which the Company is engaged; and (ii) any information which is related to the business, assets, personnel, organization or financial matters of the Company and is generally not known by non-Company personnel. Confidential Information includes, without limitation, trade secrets and any information concerning products, processes, formulas, designs, inventions (whether or not patentable or registrable under copyright or similar laws, and whether or not reduced to practice), discoveries, concepts, ideas, improvements, techniques, methods, research, development and test results, specifications, data, know-how, software, formats, marketing plans, and analyses, business plans and analyses, strategies, forecasts, customer and supplier identities, characteristics and agreements.

b. Exclusions. Notwithstanding the foregoing, the term Confidential Information shall not include: (i) any information which becomes generally available to the public other than as a result of a breach of the confidentiality portions of this Agreement, or any other agreement requiring confidentiality between the Company and you; (ii) information received from a third party in rightful possession of such information who is not restricted from disclosing such information; (iii) information known by you prior to receipt of such information from the Company, which prior knowledge can be documented; and (iv) information you are required to disclose pursuant to any applicable law, regulation, judicial or administrative order or decree, or request by other regulatory organization having authority pursuant to the law; provided, however, that you shall first have given prior written notice to the Company and made a reasonable effort to obtain a protective order requiring that the Confidential Information not be disclosed.

c. Documents. You agree that, without the express written consent of the Company, you will not remove from the Company's premises or retain following the termination of this Agreement or your service to the Company any notes, formulas, programs, data, records, machines or any other documents or items which in any manner contain or constitute Confidential Information, nor will you make reproductions or copies of same. You shall promptly return any such documents or items, along with any reproductions or copies to the Company upon the Company's demand, upon termination of this Agreement, or upon your termination or Resignation (as defined in Section 9 herein).

d. **Confidentiality.** You agree that you will at all times hold in trust and confidence all Confidential Information and will not disclose to others, directly or indirectly, any Confidential Information or anything relating to such information without the prior written consent of the Company, except as may be necessary to perform your duties to the Company as a member of the Board. You further agree that you will not use any Confidential Information without the prior written consent of the Company, except as may be necessary to perform your duties to the Company as a member of the Board. Notwithstanding the foregoing, you may disclose Confidential Information to your legal counsel and accounting advisors who have a need to know such information for accounting or tax purposes and who agree to be bound by the provisions of this paragraph (d).

e. **Ownership**. You agree that Company shall own all right, title and interest (including patent rights, copyrights, trade secret rights, mask work rights, trademark rights, and all other intellectual and industrial property rights of any sort throughout the world) relating to any and all inventions (whether or not patentable), works of authorship, mask works, designations, designs, know-how, ideas and information made or conceived or reduced to practice, in whole or in part, by you during the term of this Agreement and that arise out of your performance of duties to the Company (collectively, "**Inventions**") and you will promptly disclose and provide all Inventions to the Company. You agree to assist the Company, at its expense, to further evidence, record and perfect such assignments, and to perfect, obtain, maintain, enforce, and defend any rights assigned.

f. **Survival**. You agree that the provisions of this Section 6 shall survive and remain in full force and effect upon and following any termination or purported termination of this Agreement or from and after the time you cease performing services to the Company.

8. **Governing Law; Venue; Waiver of Jury Trial.** All questions with respect to the construction and/or enforcement of this Agreement, and the rights and obligations of the parties hereunder, shall be determined in accordance with the law of the State of New York applicable to agreements made and to be performed entirely in the State of New York. The parties hereby irrevocably submit to the exclusive jurisdiction of the state and federal courts sitting in the New York County, New York, for the adjudication of any dispute hereunder or in connection herewith, and hereby irrevocably waive, and agree not to assert in any suit, action or proceeding, any claim that they are is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. **THE PARTIES HEREBY IRREVOCABLY WAIVE ANY RIGHT EITHER MAY HAVE TO, AND AGREE NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.**

9. **Entire Agreement; Amendment; Waiver; Counterparts.** This Agreement expresses the entire understanding with respect to the subject matter hereof and supersedes and terminates any prior oral or written agreements with respect to the subject matter hereof. Any term of this Agreement may be amended and observance of any term of this Agreement may be waived only with the written consent of the parties hereto. Waiver of any term or condition of this Agreement by any party shall not be construed as a waiver of any subsequent breach or failure of the same term or condition or waiver of any other term or condition of this Agreement. The failure of any party at any time to require performance by any other party of any provision of this Agreement shall not affect the right of any such party to require future performance of such provision or any other provision of this Agreement. This Agreement may be executed in separate counterparts each of which will be an original and all of which taken together will constitute one and the same agreement, and may be executed using facsimiles of signatures, and a facsimile of a signature shall be deemed to be the same, and equally enforceable, as an original of such signature. Delivery of such counterparts by facsimile or email/.pdf transmission shall constitute validity delivery thereof.

10. **Termination and Resignation**. Your membership on the Board (which for purposes of this Agreement shall automatically mean any committee of the Board) may be terminated and you may be removed from the Board for any or no reason by a vote of the shareholders holding at least a majority of the shares of the Company's issued and outstanding shares entitled to vote. In addition, the Board may, at any time and for any reason, terminate this Agreement and all of your rights and benefits hereunder. You may also terminate your membership on the Board for any or no reason by delivering your written notice of resignation to the Company ("**Resignation**"), and such Resignation shall be effective upon the time specified therein or, if no time is specified, upon receipt of the notice of resignation by the Company. Upon the effective date of any of the termination of your Board service, the termination of this Agreement or your Resignation, your right to compensation hereunder will terminate subject to the Company's obligations to pay you any compensation that you have already earned and to reimburse you for approved expenses already incurred in connection with your performance of your Duties as of the effective date of such termination or Resignation.

11. **Not an Employment Agreement** This Agreement is not an employment agreement, and shall not be construed or interpreted to create any right for you to be employed by the Company or have any rights of an employee of the Company. You shall at all times act as an independent contract of the Company under this Agreement.

12. **Acknowledgement.** You accept this Agreement subject to all the terms and provisions of this Agreement. You agree to accept as binding, conclusive, and final all decisions or interpretations of the Board of any questions arising under this Agreement.

Thank you for your agreement to serve on our Board, and we look forward to working with you. If you are in agreement with the foregoing, please sign by your name below and return a copy to me, which signature shall signify your agreement.

Sincerely,

TOP KINGWIN LTD

By: ______________________
Name: RUILIN XU
Title: Chief Executive Officer

AGREED AND ACCEPTED:

____
Name: DONGLIANG MAO